                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                            SCHEDULE 13G


               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (AMENDMENT NO. 1)*


                          TCF FINANCIAL CORP.
- -------------------------------------------------------------------------------
                           (Name of Issuer)


                            COMMON STOCK
- -------------------------------------------------------------------------------
                    (Title of Class of Securities)


                             872275102
                             ---------
                           (CUSIP Number)


Check the following box if a fee is being paid with this statement (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872275102                   13G                   Page 2 of 13 Pages



- ------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON                          Husic Capital Management
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


- ------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                             / /  (a)
- ------------------------------------------------------------------------------
3   SEC USE ONLY

- ------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION              California


- -------------------------------------------------------------------------------
                      5  SOLE VOTING POWER                        0

NUMBER OF             ---------------------------------------------------------
                      6  SHARED VOTING POWER                      0

                      ---------------------------------------------------------
                      7  SOLE DISPOSITIVE POWER                   0

                      ---------------------------------------------------------
                      8  SHARED DISPOSITIVE POWER                 0

- -------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   0

- -------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

- -------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9  0%

- -------------------------------------------------------------------------------



                  * SEE INSTRUCTION BEFORE FILLING OUT!

                          Page 2 of 13 pages

CUSIP No. 872275102                   13G                   Page 3 of 13 Pages



- -------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*    PN, IA

- -------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON                          Frank J. Husic and Co.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


- -------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            / /  (a)
- -------------------------------------------------------------------------------
3   SEC USE ONLY

- -------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION              California


- -------------------------------------------------------------------------------
                      5  SOLE VOTING POWER                        0

NUMBER OF             ---------------------------------------------------------
                      6  SHARED VOTING POWER                      0

                      ---------------------------------------------------------
                      7  SOLE DISPOSITIVE POWER                   0

                      ---------------------------------------------------------
                      8  SHARED DISPOSITIVE POWER                 0

- -------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   0

- -------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

- -------------------------------------------------------------------------------


                  * SEE INSTRUCTION BEFORE FILLING OUT!

                          Page 3 of 13 pages

CUSIP No. 872275102                   13G                   Page 4 of 13 Pages



- -------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9  0%

- -------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*    CO, HC

- -------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON                          Frank J. Husic
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


- -------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            / /  (a)
- -------------------------------------------------------------------------------
3   SEC USE ONLY

- -------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION        U.S.A.

- -------------------------------------------------------------------------------
                      5  SOLE VOTING POWER                        0

NUMBER OF             ---------------------------------------------------------
                      6  SHARED VOTING POWER                      0

                      ---------------------------------------------------------
                      7  SOLE DISPOSITIVE POWER                   0

                      ---------------------------------------------------------
                      8  SHARED DISPOSITIVE POWER                 0

- -------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   0

- -------------------------------------------------------------------------------


                  * SEE INSTRUCTION BEFORE FILLING OUT!

                          Page 4 of 13 pages

CUSIP No. 872275102                   13G                   Page 5 of 13 Pages



- -------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

- -------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9  0%

- -------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*    IN, HC


- -------------------------------------------------------------------------------



ITEM 1.

     (a)    Name of Issuer: TCF FINANCIAL CORP.
            --------------

     (b)    Address of Issuer's Principal Executive Offices:
            ------------------------------------------------
            801 Marquette Avenue
            Minneapolis, Mn. 55402

ITEM 2.

         (a)    Name of Person Filing: This statement is being filed by
                ---------------------
(i) Husic Capital Management, a California limited partnership and registered investment adviser ("IA"), (ii) Frank J. Husic and Co., a California corporation ("Corporate G.P.") and (iii) Frank J. Husic ("Shareholder") (collectively, the "Reporting Persons"). Corporate G.P. controls IA by virtue of its position as the sole general partner of IA. Shareholder controls IA by virtue of Shareholder's position as the sole shareholder of Corporate G.P.


                IA's beneficial ownership of the Common Stock is direct as a result of IA's discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisory clients. Corporate G.P.'s beneficial ownership of Common Stock is indirect as a result of its control of IA. Shareholder's beneficial ownership of Common Stock is indirect as a result of Shareholder's stock ownership in Corporate G.P. The beneficial ownership of the Corporate G.P. and Shareholder is reported solely because Rule 13d-1(a) and (b) under the Securities Exchange Act of 1934, as amended, requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specified class to file a Schedule 13G within the specified time period. The answers in blocks 6, 8, 9 and 11 on pages 3 and 4 above and in responses to item 4 by Corporate G.P. and Shareholder are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of Common Stock by IA and the relationship of Corporate G.P. and Shareholder to IA referred to above.



                  * SEE INSTRUCTION BEFORE FILLING OUT!

                          Page 5 of 13 pages

                Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.


         (b)    Address of Principal Business Office or, if none, Residence:
                ------------------------------------------------------------

                IA's Principal Business Office is located at:

                        555 California Street, Suite 2900, San Francisco,
                        CA 94104

                Corporate G.P.'s Principal Business Office is located at:

                        555 California Street, Suite 2900, San Francisco,
                        CA 94104

                Shareholder's Principal Business Office is located at:

                        555 California Street, Suite 2900, San Francisco,
                        CA 94104

         (c)    Citizenship:
                ------------
                IA is a California limited partnership.
                Corporate G.P. is a California corporation.
                Shareholder is a United States citizen.

         (d)    Title of Class of Securities:
                -----------------------------
                Common Stock

         (e)    CUSIP Number:
                -------------
                872275102


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (a)  / /  Broker or Dealer registered under Section 15 of the Act

         (b)  / /  Bank as defined in section 3(a)(6) of the Act



                          Page 6 of 13 pages

         (c) / / Insurance Company as defined in section 3(a)(19) of the act

         (d) / / Investment Company registered under section 8 of the Investment Company Act

         (e) /x/ Investment Adviser registered under section 203 of the Investment Advisers Act
                                 [IA]

         (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section
                   240.13d-1(b)(1)(ii)(F)

         (g)  /x/  Parent Holding Company, in accordance with
                   Section 240.13d-1(b)(ii)(G) (Note: See Item 7)
                                 [Corporate G.P.]
                                 [Shareholder]

         (h)  / /  Group, in accordance with Section 240.13d1-(b)(1)(ii)(H)


ITEM 4. OWNERSHIP

         (a)  Amount Beneficially Owned: Reporting Persons each directly or
              --------------------------
indirectly beneficially own 0_ shares of Common Stock. IA's beneficial ownership is direct and Corporate G.P.'s and Shareholder's beneficial ownership is indirect.

         (b)  Percent of Class: 0%
              -----------------

         (c)  Number of shares as to which such person has:
              ---------------------------------------------

                    (i)  sole power to vote or to direct the vote: 0

                   (ii)  shared power to vote or to direct the vote:

                             IA, Corporate G.P. and Shareholder share the power to vote 0_ shares. No other person has the power to vote such shares.

                             In addition, IA, Corporate G.P. and
                             Shareholder share with the investment
                             advisory clients of IA the power to vote
                             0_ shares.



                          Page 7 of 13 pages

                             IA, Corporate G.P. and Shareholder have
                             no power to vote 0_ shares for which
                             they have dispositive power.

                  (iii)  sole power to dispose or to direct the
                         disposition of:  0

                   (iv) shared power to dispose or to direct the disposition of:

                             IA, Corporate G.P. and Shareholder share with each other the power to dispose all 0_ shares for which they have direct or indirect beneficial ownership. They do not share this power with any other person.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         The reporting person has ceased to be the benefical owner of more than 5% of the class of securities. / x /


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
         ANOTHER PERSON

         IA, a registered investment adviser, Corporate G.P., IA's sole general partner, and Shareholder, the sole shareholder of Corporate G.P., have the right or the power to direct the receipt of dividends from Common Stock, and to direct the receipt of proceeds from the sale of Common Stock to IA's investment advisory clients. No single investment advisory client of IA owns more than 5% of the Common Stock.


ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
         WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
         PARENT HOLDING COMPANY

         Corporate G.P. and Shareholder are the equivalent of parent holding companies for purposes of this Schedule 13G. IA is the equivalent of Corporate G.P.'s direct subsidiary and Shareholder's indirect subsidiary, and IA acquired the security being reported on by Corporate G.P. and Shareholder. IA is a registered investment adviser. See Exhibit B.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP




                          Page 8 of 13 pages

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.


ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                          Page 9 of 13 pages

                               SIGNATURE


       After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 1994

                                       HUSIC CAPITAL MANAGEMENT

                                       By: Frank J. Husic and Co.
                                       Its: General Partner



                                       By:      FRANK J. HUSIC
                                          -------------------------------------
                                                Frank J. Husic
                                                President



                                       FRANK J. HUSIC AND CO.



                                       By:      FRANK J. HUSIC
                                          ------------------------------------
                                                Frank J. Husic
                                                President



                                       By:      FRANK J. HUSIC
                                          -------------------------------------
                                                Frank J. Husic



                          Page 10 of 13 pages

                                  EXHIBITS


EXHIBIT A  Statement With Respect To Joint Filing Of Schedule 13G


EXHIBIT B  Identification and Classification of Subsidiary Which
           Acquired Security Being Reported On By the Parent
           Holding Company



                          Page 11 of 13 pages

                                  EXHIBIT A



         STATEMENT WITH RESPECT TO JOINT FILING OF SCHEDULE 13G

         The undersigned hereby agree that any statement of Schedule 13G to be filed with the Securities and Exchange Commission by any of the undersigned, including any amendment thereto, with respect to securities of TCF FINANCIAL CORP. may be filed by any of the undersigned as a joint filing on behalf of all of the undersigned.

February 10, 1994

                                       HUSIC CAPITAL MANAGEMENT

                                       By: Frank J. Husic and Co.
                                       Its: General Partner



                                       By:      FRANK J. HUSIC
                                          -------------------------------------
                                                Frank J. Husic
                                                President



                                       FRANK J. HUSIC AND CO.



                                       By:      FRANK J. HUSIC
                                          -------------------------------------
                                                Frank J. Husic
                                                President



                                       By:      FRANK J. HUSIC
                                          -------------------------------------
                                                Frank J. Husic



                          Page 12 of 13 pages

                                  EXHIBIT B


                    IDENTIFICATION AND CLASSIFICATION OF
                  SUBSIDIARY WHICH ACQUIRED SECURITY BEING
                 REPORTED ON BY THE PARENT HOLDING COMPANIES


         IA, a registered investment adviser, acquired "beneficial ownership" of the securities being reported on as a result of its discretionary authority to acquire, dispose and (with respect to certain of such securities) vote the securities being reported on. Pursuant to Rule 13d-1(b)(ii)(G) of the Securities Exchange Act of 1934, as amended, a parent holding company may file a statement on Schedule 13G. Under a series of SEC no-action letters, including the letter issued to WARREN BUFFET AND BERKSHIRE HATHAWAY, INC. (available December 5, 1986), the SEC allowed individuals to file Schedule 13G, if such individuals controlled corporations that either were eligible to file
Schedule 13G or directly or indirectly controlled entities eligible to file Schedule 13G reports. As an individual and an entity, respectively, ultimately controlling an entity qualified to file Schedule 13G, Shareholder and Corporate G.P. should be treated as "parent holding companies" and given the benefit of the Schedule 13G reporting regime to report their indirect beneficial ownership in such shares.



                          Page 13 of 13 pages